June 12, 2026

David Meniane
Chief Executive Officer
CarParts.com, Inc.
4910 Airport Plaza Dr., Suite 300
Long Beach, California 90815

        Re: CarParts.com, Inc.
            Registration Statement on Form S-3
            Filed June 8, 2026
            File No. 333-296591
Dear David Meniane:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Dan Lyman